NO ACT



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

P.E.
11-2-07

DIVISION OF
CORPORATION FINANCE



07085532

December 11, 2007

RECD S.E.C.
DEC 1 1 2007
1086

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12/11/2007

Re: Hewlett-Packard Company
Incoming letter dated November 2, 2007

Dear Ms. Goodman:

This is in response to your letters dated November 2, 2007 and December 4, 2007 concerning the shareholder proposal submitted to HP by William Steiner. We also have received letters on the proponent's behalf dated November 25, 2007 and December 10, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
DEC 14 2007
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

RECEIVED
2007 NOV -5 AM 11:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 2, 2007

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456

***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of William Steiner*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from William Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP intends to file its definitive 2008 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of HP pursuant to Rule 14a-8(k).

**THE PROPOSAL**

The Proposal is captioned "Special Shareholder Meetings" and states: "RESOLVED, shareholders ask our board of directors to amend our bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting." A copy of the Proposal and supporting statements, as well as related correspondence from the Proponent, are attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because HP's Board of Directors (the "Board") will in the near future consider adoption of an amendment to its Amended and Restated Bylaws ("Current Bylaws") that will substantially implement the Proposal. Specifically, the Board will be voting on an amendment to provide that the holders of not less than 25% of the total voting power of the outstanding shares of stock entitled to vote on the matter to be brought before the proposed special meeting will be permitted to cause a special meeting of stockholders to be held, except in the limited circumstances described below ("Proposed Bylaw Amendment"). Accordingly, we request that the Staff concur with our view that the Proposed Bylaw Amendment substantially implements the Proposal and, thus, the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

**ANALYSIS**

**The Proposal May Be Excluded under Rule 14a-8(i)(10) as Substantially Implemented**

*A. Rule 14a-8(i)(10) Background*

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

*B. Anticipated Action by HP's Board of Directors*

The Proposal requests that the holders of 25% of HP's outstanding common stock be permitted to call a special meeting of stockholders, which they are not empowered to do under the Current Bylaws (except in the event that the entire Board becomes vacant). Rather, under Section 2.3 of the Current Bylaws, a special meeting of stockholders may be called only by the Board or, with the concurrence of a majority of the Board, by the chairman of the Board, the chief executive officer or the secretary. Section 211(d) of the Delaware General Corporation Law (the state in which HP is incorporated) provides that the authority to call a special meeting of stockholders is granted to the board of directors or to such other person(s) as may be specified in the company's bylaws or certificate of incorporation.

At the recommendation of management, the Board expects to consider, at a meeting scheduled to be held on November 15, 2007, whether to approve an amendment to the Current Bylaws to permit stockholders to cause a special meeting of stockholders to be held. The Proposed Bylaw Amendment, attached hereto as Exhibit B, would permit holders of at least twenty-five percent (25%) of the outstanding shares of stock entitled to vote on the matter or matters to be brought before the special meeting to cause a special meeting of stockholders to be held. The Proposed Bylaw Amendment further provides that if the Board determines in good faith that the business specified in the stockholders' request will be included in an upcoming annual meeting within 90 days or has been included in an annual or special meeting within the past 12 months, the special meeting will not occur. We will supplementally notify the Staff after the Board's consideration of the Proposed Bylaw Amendment.

*C. The Proposed Bylaw Amendment Substantially Implements the Proposal*

The Proposed Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a stockholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell International Inc.* (avail.

Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that any future poison pill be put to a stockholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a stockholder vote on any future poison pill within one year). *See also Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005) (each permitting exclusion of a stockholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Board amend the bylaws and/or charter to give holders of 25% of the total voting power of the outstanding HP stock the power to call a special stockholder meeting. Thus, the "essential objective" of the Proposal is to permit the holders of 25% of HP's stock to cause a special meeting of stockholders to occur. The Board will meet on November 15, 2007 to consider and vote on amending the Current Bylaws as set forth in the Proposed Bylaw Amendment. As noted above, the Proposed Bylaw Amendment allows the holders of at least 25% of the outstanding shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting to cause a special meeting of stockholders to occur. Under the Proposed Bylaw Amendment, the only circumstance under which the special meeting would not be held is if the Board determines, in good faith, that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting. Thus, the Proposed Bylaw Amendment implements the essential objective of the Proposal by allowing the holders of 25% of the total voting power of the outstanding shares of stock entitled to vote on the matter(s) to be brought before the proposed special meeting to cause a special meeting of stockholders to occur, which the stockholders are not presently empowered to do under the Current Bylaws.

*D. Supplemental Notification Following Board Action*

We submit this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after Board consideration of the Proposed Bylaw Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

**CONCLUSION**

Based upon the foregoing analysis, we believe that once the Board takes the anticipated action described above, the Proposal will have been substantially implemented by the Proposed Bylaw Amendment, and therefore will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if HP excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, HP's Senior Counsel, at (650) 857-3059.

Sincerely,



Amy L. Goodman

ALG/jlk
Enclosures

cc: David Ritenour, Hewlett-Packard Company
John Chevedden

100325584_6.DOC

**EXHIBIT A**

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Mark Hurd
Chairman
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
PH: 650-857-1501
FX: 650-857-5518

Rule 14a-8 Proposal

Dear Mr. Hurd,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



William Steiner

9/21/07
Date

cc: Charles N. Charnas
Corporate Secretary
FX: (650) 857-4837
FX: 650-236-1450

[HPQ: Rule 14a-8 Proposal, September 25, 200]

**3 – Special Shareholder Meetings**

RESOLVED, shareholders ask our board of directors to amend our bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting.

William Steiner, Piermont, New York, who sponsored a number of proposals on this topic, said the shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won the following impressive support at these major companies in 2007:
Allegheny Energy (AYE) 57%
AMR Corp. (AMR) 53%
AT&T (T) 65%
Borders Group. (BGP) 68%
Citigroup (C) 62%
Colgate-Palmolive (CL) 63%
CSX Corp. (CSX) 69%
Electronic Data Systems (EDS) 58%
El Paso Corp. (EP) 68%
Honeywell (HON) 74%
RadioShack (RSH) 71%
Time Warner (TWX) 64%

To improve the accountability of our Board to shareholders:

**Special Shareholder Meetings**
**Yes on 3**

---

Notes:
Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

**From:** Charnas, Charles N
**Sent:** Monday, October 01, 2007 1:45 PM
**To:** 'olmsted'
**Subject:** Acknowledgement of Receipt of Stockholder Proposal on September 25, 2007

Dear Mr. Chevedden,

At your request, this message is being sent to you via e-mail to acknowledge the receipt by Hewlett-Packard Company (HP) on September 25, 2007 of the shareholder proposal submitted by Mr. William Steiner.

Please note that Mr. Steiner is not listed as a record holder of HP shares. As required by Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of HP's common stock for at least one year as of the date the shareholder proposal was submitted. To remedy this defect, Mr. Steiner must submit sufficient proof of ownership of HP shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

* a written statement from the "record" holder of his shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, he continuously held the requisite number of HP shares for at least one year; or

* if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of HP shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the required number of shares for the one-year period.

The rules of the Securities and Exchange Commission require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at this e-mail address (charles.charnas@hp.com) or at Hewlett-Packard Company, 3000 Hanover Street, MS: 1050, Palo Alto, California 94304. Alternatively, you may transmit any response by facsimile to me at (650) 857-4837. For your reference, please find attached a copy of Rule 14a-8.

If you would like to discuss this further or have any questions, please feel free to contact me at (650) 857-6162.

Sincerely,

Charles Charnas

Attachment: Rule 14a-8

**Shareholder Proposals – Rule 14a-8**

**§240.14a-8.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
*Note to paragraph (i)(1)*: Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
*Note to paragraph (i)(2)*: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
*Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.*

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

**EXHIBIT B**

AMENDED AND RESTATED

BYLAWS

OF

# HEWLETT-PACKARD COMPANY
(A DELAWARE CORPORATION)

## ARTICLE I

## CORPORATE OFFICES

1.1 REGISTERED OFFICE. The registered office of Hewlett-Packard Company ("HP") will be fixed in the Certificate of Incorporation of HP.

1.2 OTHER OFFICES. The Board of Directors may at any time establish branch or subordinate offices at any place or places where HP is qualified to do business.

## ARTICLE II

## MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS. Meetings of stockholders will be held at any place within or outside the State of Delaware designated by the Board of Directors. In lieu of holding a stockholders' meeting at a designated place, the Board of Directors, in its sole discretion, may determine that any stockholders' meeting may be held solely by means of remote communication. In the absence of any such designation, stockholders' meetings will be held at the registered office of HP.

2.2 ANNUAL MEETING.

(a) The annual meeting of stockholders will be held each year on a date and at a time designated by the Board of Directors or its delegate. At the meeting, directors will be elected, and any other proper business may be transacted.

(b) At an annual meeting of the stockholders, only such business will be conducted as will have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder of record at the time of giving notice provided for in these Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.2.

(c) For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of HP. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of HP (A) not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting, or (B) not less than the later of the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which HP first sent or gave its proxy statement to stockholders for the preceding year's annual meeting, whichever period described in clause (A) or (B) of this sentence first occurs; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the anniversary date of the previous year's annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to the annual meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to the annual meeting and (y) the tenth (10) day following the date on which public announcement of the date of such meeting is first made. For purposes of this Section 2.2, a "public announcement" will mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by HP with the Securities and Exchange Commission, or in a notice pursuant to the applicable rules of an exchange on which the securities of HP are listed. In no event will the public announcement of an adjournment of a stockholders meeting commence a new time period for the giving of a stockholder's notice as described above.

(d) A stockholder's notice to the secretary will set forth as to each matter the stockholder proposes to bring before the annual meeting: (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on HP's books, of the stockholder proposing such business, (3) the class and number of shares of HP which are owned by the stockholder, including shares beneficially owned and shares held of record, (4) any material interest of the stockholder in such business, and (5) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his or her capacity as a proponent of a stockholder proposal.

Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for an annual meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business will be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.2. The chairman of the annual meeting may determine and declare, if the facts warrant, at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 2.2, and, if he or she should so determine, he or she will so declare at the meeting that any such business not properly brought before the meeting will not be transacted.

(e) Only persons who are nominated in accordance with the procedures set forth in this paragraph (e) will be eligible for election as directors. Nominations of persons for election to the Board of Directors of HP may be made at an annual meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of record of HP at the time of giving notice provided for in these Bylaws, who is entitled to vote in the election of directors at the annual meeting and who complies with the notice procedures set forth in this Section 2.2.

(f) Such nominations, other than those made by or at the direction of the Board of Directors, will be made pursuant to timely notice in writing to the secretary of HP in accordance with the provisions of paragraph (c) of this Section 2.2. Such stockholder's notice will set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of HP which are owned by such person, and including shares beneficially owned and shares held of record, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (d) of this Section 2.2; and (iii) a written statement executed by such nominee acknowledging that, as a director of such corporation, such person will owe a fiduciary duty, under the General Corporation Law of the State of Delaware, exclusively to HP and its stockholders. At the request of the Board of Directors or the chairman of the Board of Directors, any person nominated by a stockholder for election as a director will furnish to the secretary of HP that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person will be eligible for election as a director of HP unless nominated in accordance with the procedures set forth in this paragraph (f).

(g) The chairman of the meeting may determine and declare, if the facts warrant, at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and in such event the defective nomination will be disregarded.

2.3 SPECIAL MEETING.

(a) A special meeting of the stockholders may be called at any time by the Board of Directors, or by any of the following persons with the concurrence of a majority of the Board of Directors: the chairman of the Board of Directors, or the chief executive officer or the secretary, but such special meetings may not be called by any other person or persons except as provided in Section 3.4 below. ~~Only such business will be considered at a special meeting of stockholders as will have been stated in the notice for such meeting.~~

(b) A special meeting of stockholders shall be called by the Board of Directors upon written request to the secretary of one or more record holders of shares of stock of HP representing in the aggregate not less than twenty-five percent (25%) of the total number of votes of all shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth: (1) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (2) the name and address, as they appear on HP's books, of each stockholder requesting the special meeting, (3) the class and number of shares of HP which are owned by each stockholder requesting the special meeting, including shares beneficially owned and shares held of record, and (4) any material interest of each stockholder in the business desired to be brought before the special meeting. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if either (i) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request, or (ii) an annual or special meeting that included the business specified in the request (as determined in good faith by the Board of Directors) was held not more than twelve (12) months before the request to call the special meeting was received by the secretary. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(c) Only such business will be considered at a special meeting of stockholders as will have been stated in the notice for such meeting.

2.4 ORGANIZATION. Meetings of stockholders shall be presided over by the chairman of the Board of Directors, if any, or in his or her absence by a person designated by the Board of Directors, or, in the absence of a person so designated by the Board of Directors, by the chief executive officer, or in his or her absence by the chief financial officer, or in his or her absence by the secretary, if any, or in his or her absence by a chairman chosen at the meeting by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote thereat. The secretary, or in his or her absence, an assistant secretary, or, in the absence of the secretary and all assistant secretaries, a person whom the chairman of the meeting will appoint will act as secretary of the meeting and keep a record of the proceedings thereof.

The Board of Directors of HP will be entitled to make such rules or regulations for the conduct of meetings of stockholders as it will deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting will have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of HP and their duly authorized and constituted proxies, and such other persons as the chairman will permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

2.5 NOTICE OF STOCKHOLDERS' MEETINGS. All notices of meetings of stockholders will be sent or otherwise given in accordance with Section 2.6 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice will specify the place (if any), date, and hour of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the Board of Directors, at the time of giving the notice, intends to present for action by the stockholders (but any matter properly may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected will include the name of any nominee or nominees who, at the time of the notice, the Board of Directors intends to present for election. Any previously scheduled meeting of the stockholders may be postponed, and, except for meetings of stockholders called by the Board of Directors pursuant to paragraph (b) of Section 2.3 of these Bylaws (which meetings may be cancelled only on the terms provided in paragraph (b) of Section 2.3 of these Bylaws) or if(unless the Certificate of Incorporation otherwise provides), any meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

2.6 MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE. Notice of any meeting of stockholders will be given either personally, by mail, express mail, courier service or, with the actual or constructive consent of the stockholder entitled to receive such notice, by facsimile, electronic mail or other means of electronic transmission. If sent by mail, express mail or courier service, such notice will be sent postage or charges prepaid and will be addressed to the stockholder at the address of that stockholder appearing on the books of HP or given by the stockholder to HP for the purpose of notice, and such notice will be deemed to have been given. Notice given by electronic transmission pursuant to this subsection will be deemed given: (a) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has actually or constructively consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has actually or constructively consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice, and (4) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the mailing or other means of giving any notice of any stockholders' meeting, executed by the secretary, assistant secretary or any transfer agent or mailing agent of HP giving the notice, will be prima facie evidence of the giving of such notice or report.

2.7 QUORUM. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or the Certificate of Incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairman of the meeting or (ii) the stockholders by the vote of the holders of a majority of the stock present in person or represented by proxy at the meeting, will have power to adjourn the meeting from time to time in accordance with Section 2.8, each without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy will decide any matter properly brought before such meeting, unless (i) the matter is one upon which, by express provision of the laws of the State of Delaware or of the Certificate of Incorporation or these Bylaws, a vote of a different number or voting by classes is required, in which case such express provision will govern and control the decision of the matter, or (ii) the matter is brought pursuant to the rules of an exchange upon which the securities of HP are listed, in which case such rules will determine the vote required.

If a quorum be initially present, the stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.8 ADJOURNED MEETING; NOTICE. Any meeting of stockholders, annual or special, whether or not a quorum is present, may be adjourned for any reason from time to time by either (i) the chairman of the meeting or (ii) the stockholders by the vote of the holders of a majority of the stock represented at the meeting, either in person or by proxy. In the absence of a quorum, no other business may be transacted at that meeting except as provided in Section 2.7 of these Bylaws.

When any meeting of stockholders, either annual or special, is adjourned to another time or place (if any), notice need not be given of the adjourned meeting if the time and place, if any thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. However, if a new record date for the adjourned meeting is fixed or if the adjournment is for more than thirty (30) days from the date set for the original meeting, then notice of the adjourned meeting will be given. Notice of any such adjourned meeting will be given to each stockholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.5 and 2.6 of these Bylaws. At any adjourned meeting HP may transact any business which might have been transacted at the original meeting.

2.9 VOTING. The stockholders entitled to vote at any meeting of stockholders will be determined in accordance with the provisions of Section 2.12 of these Bylaws.

Except as may be otherwise provided in the Certificate of Incorporation, by these Bylaws or as required by law, each stockholder will be entitled to one vote for each share of capital stock registered in such stockholder's name on the books of HP on the record date fixed for determination of stockholders entitled to vote at such meeting.

Any stockholder entitled to vote on any matter may vote part of such stockholder's shares in favor of the proposal and refrain from voting part or all of such stockholder's remaining shares or, except when the matter is the election of directors and plurality voting applies, may vote part or all of them against the proposal; but if the stockholder fails to specify the number of shares which the stockholder is voting affirmatively, it will be conclusively presumed that the stockholder's vote is with respect to all shares which the stockholder is entitled to vote.

2.10 VALIDATION OF MEETINGS; WAIVER OF NOTICE; CONSENT. The transactions of any meeting of stockholders, either annual or special, however called and noticed, and wherever held, will be as valid as though they had been taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy.

Attendance by a person at a meeting also will constitute a waiver of notice of and presence at that meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice of the meeting but not so included, if that objection is expressly made at the meeting.

2.11 ACTION BY WRITTEN CONSENT. Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof having a preference over the Common Stock as to dividends or upon liquidation, any action required or permitted to be taken by the stockholders of HP must be effected at a duly called annual or special meeting of stockholders of HP and may not be effected by any consent in writing by such stockholders.

2.12 RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING CONSENTS. For purposes of determining the stockholders entitled to notice of any meeting or to vote thereat, the Board of Directors may fix, a record date, which will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and will not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting, and in such event only stockholders of record on the date so fixed are entitled to notice and to vote, notwithstanding any transfer of any shares on the books of HP after the record date, except as otherwise provided in the Certificate of Incorporation, by these Bylaws, by agreement or by applicable law.

If the Board of Directors does not so fix a record date, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors will fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

The record date for any other purpose will be as provided in Section 8.1 of these Bylaws.

2.13 PROXIES. Every person entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more agents authorized by a written proxy, which may be in the form of a facsimile or other means of electronic transmission, signed by the person and submitted to the secretary of HP or HP's proxy solicitor, but no such proxy will be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy will be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile signature or otherwise) by the stockholder or the stockholder's attorney-in-fact or, in the case of an electronically transmitted proxy, the submission has been properly authorized. A duly executed proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by submitting another duly executed proxy bearing a later date with the secretary.

A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, written notice of such death or incapacity is received by HP.

2.14 INSPECTORS OF ELECTION. Before any meeting of stockholders, the Board of Directors will appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors will be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy will, appoint a person to fill that vacancy.

Such inspectors will:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity of proxies;

(b) receive votes and ballots;

(c) hear and determine all challenges and questions in any way arising in connection with the votes and ballots submitted that may be resolved by an inspector of elections during a review and challenge process; and

(d) count and tabulate all votes and ballots.

The inspectors of election will perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

## ARTICLE III

## DIRECTORS

3.1 POWERS. Subject to the provisions of the General Corporation Law of Delaware and to any limitations in the Certificate of Incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of HP will be managed and will be exercised by or under the direction of the Board of Directors. In addition to the powers and authorities these Bylaws expressly confer upon them, the Board of Directors may exercise all such powers of HP and do all such lawful acts and things as are not by the General Corporation Law of Delaware or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

3.2 NUMBER. The authorized number of directors will be not less than eight (8) nor more than seventeen (17). Within such limits, the exact number of directors will be ten (10).

3.3 ELECTION AND TERM OF OFFICE OF DIRECTORS. Except as provided in Section 3.4 of these Bylaws, at each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the succeeding annual meeting of stockholders after their election, with each director to hold office until such director's successor will have been duly elected and qualified or until his or her earlier resignation or removal.

Directors need not be stockholders unless so required by the Certificate of Incorporation or by these Bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, will hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Election of directors at all meetings of the stockholders at which directors are to be elected will be by ballot.

Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, that the directors shall be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors and cast in the election of directors at any meeting of stockholders for which (i) the secretary of HP receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 2.2 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date HP first mails its notice of meeting for such meeting to the stockholders. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast “against” such nominee’s election.

3.4 RESIGNATION AND VACANCIES. Any director may resign effective upon giving notice in writing or by electronic transmission to the chairman of the Board of Directors, the chief executive officer, the secretary or the entire Board of Directors, unless the notice specifies a later time for that resignation to become effective; provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. If the resignation of a director is effective at a future time, the Board of Directors, including such resigning director, may elect a successor to take office when the resignation becomes effective. Acceptance of such resignation shall not be necessary to make it effective.

Unless otherwise provided in the Certificate of Incorporation or by these Bylaws, vacancies on the Board of Directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; however, a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the voting power of shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum). Each director so elected will hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified or until his or her earlier resignation or removal.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Any directors chosen pursuant to this Section 3.4 will hold office for a term expiring at the next annual meeting of stockholders and until such director's successor will have been duly elected and qualified or until such director's earlier resignation or removal.

If at any time, by reason of death or resignation or other cause, HP should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the then outstanding shares having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election will be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5 REMOVAL. Unless otherwise restricted by statute or by the Certificate of Incorporation, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that, if and so long as stockholders of HP are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.

3.6 PLACE OF MEETINGS; MEETINGS BY TELEPHONE. Regular meetings of the Board of Directors may be held at any place within or outside the State of Delaware that has been designated from time to time by resolution of the Board of Directors. In the absence of such a designation, regular meetings will be held at any place within or outside the State of Delaware that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of HP. Special meetings of the Board of Directors may be held at any place within or outside the State of Delaware that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of HP.

Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in the meeting can hear one another; and all such directors shall be deemed to be present in person at the meeting.

3.7 REGULAR MEETINGS. Regular meetings of the Board of Directors may be held without notice if the times of such meetings are fixed by the Board of Directors.

3.8 SPECIAL MEETINGS; NOTICE. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the Board of Directors, the chief executive officer, the secretary or a majority of the members of the Board of Directors then in office.

The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings. The chairman of the Board of Directors, the chief executive officer, secretary or any assistant secretary or their delegates will give notice of any special meeting to each director personally or by telephone to each director or sent by mail, express mail, courier service, confirmed facsimile, electronic mail or other means of electronic transmission, postage or charges prepaid, addressed to each director at that director's address as it is shown on the records of HP or if the address is not readily ascertainable, notice will be addressed to the director at the city or place in which the meetings of directors are regularly held. If the notice is by mail, such notice will be deposited in the United States mail at least four (4) days prior to the time set for such meeting. If the notice is by express mail or courier service, such notice will be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours prior to the time set for such meeting. If the notice is by facsimile transmission, electronic mail or other means of electronic transmission, such notice will be deemed adequately delivered when the notice is transmitted a reasonable time prior to the time set for such meeting. If the notice is by telephone or by hand delivery, such notice will be deemed adequately delivered when the notice is given a reasonable time (which need not be more than twenty-four hours and may be less depending upon the circumstances) prior to the time set for such meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director whom the person giving the notice has reason to believe will promptly communicate it to the director. If the meeting is to be held at the principal executive office of HP, the notice need not specify the place of the meeting. Moreover, a notice of meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a meeting.

3.9 QUORUM. A majority of the authorized number of directors will constitute a quorum for the transaction of business, except to fill vacancies in the Board of Directors as provided in Section 3.4 and to adjourn as provided in Section 3.11 of these Bylaws. Every act or decision done or made by a majority of the directors present at a duly held meeting at which a quorum is present will be regarded as the act of the Board of Directors, subject to the provisions of the Certificate of Incorporation and applicable law.

A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of enough directors to leave less than a quorum.

3.10 WAIVER OF NOTICE. Notice of a meeting need not be given to any director (i) who provides a written or electronic waiver of notice or a consent to holding the meeting or who approves the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such directors. If waiver of notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though taken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present who did not receive notice of such meeting provides a written or electronic waiver of notice pursuant to this Section 3.10. A waiver of notice need not specify the purpose of any regular or special meeting of the Board of Directors.

3.11 ADJOURNMENT. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

3.12 NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given if announced unless the meeting is adjourned for more than twenty-four (24) hours. If the meeting is adjourned for more than twenty-four (24) hours, then notice of the time and place of the adjourned meeting will be given before the adjourned meeting takes place, in the manner specified in Section 3.8 of these Bylaws, to the directors who were not present at the time of the adjournment.

3.13 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, provided that all members of the Board of Directors individually or collectively provide written or electronic consent to that action; provided however, that, if such consent is effected by electronic transmission, such electronic transmission was authorized by the director. Such action by written consent will have the same force and effect as a unanimous vote of the Board of Directors. Such written consent and any counterparts thereof will be filed with the minutes of the proceedings of the Board of Directors.

3.14 ORGANIZATION. Meetings of the Board of Directors will be presided over by the chairman of the Board of Directors, if any. In his or her absence, the lead independent director will preside over meetings of the Board of Directors. In the absence of the chairman of the Board of Directors and the lead independent director, a majority of the directors present at the meeting, assuming a quorum, will designate a president pro tem of the meeting who, if any such person be present, will be a chairman of a committee of the Board of Directors and who will preside at the meeting. The secretary, or in his or her absence the assistant secretary, will act as secretary of the meeting, but in the absence of such persons the chairman of the meeting may appoint any person to act as secretary of the meeting.

3.15 FEES AND COMPENSATION OF DIRECTORS. Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board of Directors. This Section 3.15 will not be construed to preclude any director from serving HP in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.16 EXECUTIVE SESSION. It is the intent of the Board of Directors that the members of the Board of Directors who are not employees of HP will confer in executive session at least three times per year. Such directors may confer in additional executive sessions from time to time throughout the year, as determined by a majority of such directors. The executive sessions shall be presided over by a lead independent director, selected by a majority of such independent directors, as determined by HP's independence standards.

## ARTICLE IV

## COMMITTEES

4.1 COMMITTEES OF DIRECTORS. The Board of Directors may designate one (1) or more committees, each consisting of one (1) or more directors, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any committee, unless limited by resolution of the Board of Directors or any applicable laws or listing standards, will have all the authority of the Board of Directors, but no such committee will have the power or authority to (i) approve or adopt or recommend to the stockholders any action or matter (other than the election or removal of directors) that requires the approval of the stockholders under applicable law or (ii) adopt, amend or repeal any Bylaw of HP.

4.2 MEETINGS AND ACTION OF COMMITTEES. Meetings and actions of committees will be governed by, and held and taken in accordance with, the provisions of Article III of these Bylaws, Section 3.6 (place of meetings; meetings by telephone), Section 3.7 (regular meetings), Section 3.8 (special meetings; notice), Section 3.9 (quorum), Section 3.10 (waiver of notice), Section 3.11 (adjournment), Section 3.12 (notice of adjournment), and Section 3.13 (action by written consent), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors, and that notice of special meetings of committees will also be given to all alternate members, who will have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

4.3 EXECUTIVE COMMITTEE. In the event that the Board of Directors appoints an executive committee, such executive committee, in all cases in which specific directions to the contrary have not been given by the Board of Directors, will have and may exercise, during the intervals between the meetings of the Board of Directors, all the powers and authority of the Board of Directors in the management of the business and affairs of HP (except as provided in Section 4.1 hereof) in such manner as the executive committee may deem in the best interests of HP.

## ARTICLE V

## OFFICERS AND CHAIRMAN OF THE BOARD

5.1 OFFICERS. The officers of HP shall consist of a chief executive officer, a chief financial officer, one or more vice presidents, a secretary, one or more assistant secretaries, who will be elected by the Board of Directors and such other officers, including but not limited to a president and a treasurer, as the Board of Directors deems expedient, who will be elected in such manner and hold their offices for such terms as the Board of Directors may prescribe. Any two of such offices may be held by the same person. The Board of Directors may designate one or more elected vice presidents as executive vice presidents or senior vice presidents, and the chief executive officer may designate one or more elected vice presidents as senior vice presidents. The Board of Directors may from time to time designate the chief executive officer, president or any executive vice president as the chief operating officer of HP.

5.2 APPOINTMENT OF OFFICERS. In addition to officers elected by the Board of Directors in accordance with Sections 5.1 and 5.3, HP may have one or more appointed vice presidents. Such appointed vice presidents may be appointed by the Board of Directors, the chairman of the Board of Directors or the chief executive officer and will have such duties as may be established by the Board of Directors, the chairman of the Board of Directors or the chief executive officer. The Board of Directors may designate one or more appointed vice presidents as executive vice presidents or senior vice presidents, and the chief executive officer may designate one or more appointed vice presidents as senior vice presidents. Vice presidents appointed pursuant to this Section 5.2 may be removed in accordance with Section 5.5.

5.3 ELECTION OF SECTION 16 OFFICERS BY BOARD OF DIRECTORS. The Board of Directors will designate officers for purposes of Section 16 of the 1934 Act ("Section 16 Officers").

5.4 TERMS OF OFFICE AND COMPENSATION. The term of office of each of such executive officers will be fixed and determined by the Board of Directors and may be altered by the Board of Directors from time to time at its pleasure, subject to the rights, if any, of such executive officers under any contract of employment. The compensation of such executive officers shall be determined by the HR and Compensation Committee of the Board of Directors in consultation with the full Board of Directors, as appropriate.

5.5 REMOVAL; RESIGNATION OF OFFICERS AND VACANCIES. Any officer of HP may be removed at the pleasure of the Board of Directors at any meeting or at the pleasure of any officer who may be granted such power by a resolution of the Board of Directors. Any officer may resign at any time upon written or electronic notice to HP without prejudice to the rights, if any, of HP under any contract to which the officer is a party; provided that, if such notice is given by electronic transmission, such transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the officer. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If any vacancy occurs in any office of HP the Board of Directors may elect a successor to fill such vacancy for the remainder of the unexpired term and until a successor is duly chosen and qualified.

5.6 CHAIRMAN OF THE BOARD. The chairman of the Board of Directors, who may be an officer of HP, will, if present, preside at meetings of the Board of Directors and stockholders; and may call meetings of the stockholders and also of the Board of Directors to be held, subject to the limitations prescribed by law or by these Bylaws, at such times and at such places as the chairman of the Board of Directors may deem proper. The chairman of the Board of Directors will exercise and perform such other duties as may from time to time be agreed to by the Board of Directors. The chairman of the Board of Directors will report to the Board of Directors.

5.7 CHAIRMAN OF EXECUTIVE COMMITTEE. The chairman of the executive committee, if there be one, will have other powers and be subject to such duties as the Board of Directors may from time to time prescribe.

5.8 CHIEF EXECUTIVE OFFICER. The powers and duties of the chief executive officer are:

(a) To have and provide general supervision, direction and control of HP's business and its officers;

(b) To call meetings of the Board of Directors to be held, subject to the limitations prescribed by law or by these Bylaws, at such times and at such places as the chief executive officer deems proper;

(c) To affix the signature of HP to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing ("Contracts") which have been authorized by the Board of Directors or which, in the judgment of the chief executive officer, should be executed on behalf of HP;

(d) To delegate the power to affix the signature of HP to Contracts to other officers of HP; and

(e) To have such other powers and be subject to such other duties as the Board of Directors may from time to time prescribe.

In case of the disability or death of the chief executive officer, the Board of Directors will meet promptly to confer the powers of the chief executive officer on another elected officer. Until the Board of Directors takes such action, the chief financial officer will exercise all the powers and perform all the duties of the chief executive officer.

5.9 PRESIDENT. Subject to the discretion of the Board of Directors to elect or not elect a president and to the supervisory powers of the chief executive officer in the event of such election, the president, if any, will act in a general executive capacity and will assist the chief executive officer in the administration and operation of HP's business and general supervision of its policies and affairs. The president will have the power to sign certificates for shares of stock of HP. The president will have the power to affix the signature of HP to all Contracts unless otherwise limited by HP policy or by the Board of Directors or the chief executive officer. The president will have such other powers and be subject to such other duties as the Board of Directors or the chairman of the Board of Directors or the chief executive officer may from time to time prescribe.

5.10 VICE PRESIDENTS. Vice Presidents may be elected by the Board of Directors or appointed pursuant to Section 5.2. Elected vice presidents will have the power to affix the signature of HP to all Contracts, unless otherwise limited by HP policy or by the Board of Directors or the officer to whom such elected vice president directly or indirectly reports. Elected vice presidents will have such other powers and perform such other duties as may be granted or prescribed by the Board of Directors.

Vice presidents appointed pursuant to Section 5.2 will have such powers and duties as may be fixed in accordance with Section 5.2, except that such appointed vice presidents may not exercise the powers and duties of the chief executive officer or president.

5.11 SECRETARY. The powers and duties of the secretary are:

(a) To keep a book of minutes at the principal office of HP, or such other place as the Board of Directors may order, of all meetings of its directors and stockholders with the time and place of such meetings, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof.

(b) To keep the seal of HP and affix the same to all instruments which may require it.

(c) To keep or cause to be kept at the principal executive office of HP, or at the office of the transfer agent or agents, a share register, or duplicate share registers, showing the names of the stockholders and their addresses, the number of and classes of shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(d) To keep a supply of certificates for shares of HP, to fill in all certificates issued, and to make a proper record of each such issuance; provided, that so long as HP will have one or more duly appointed and acting transfer agents or exchange agents with respect to the shares, or any class or series of shares, of HP, such duties with respect to such shares will be performed by such agent or agents.

(e) To transfer upon the share books of HP any and all shares of HP; provided, that so long as HP will have one or more duly appointed and acting transfer agents or exchange agents with respect to the shares, or any class or series of shares, of HP, such duties with respect to such shares will be performed by such agent or agents, and the method of transfer of each certificate will be subject to the reasonable regulations of the agent to which the certificate is presented for transfer, and also, if HP then has one or more duly appointed and acting agents, to the reasonable regulations of the agent to which the new certificate is presented for registration; and provided, further that no certificate for shares of stock will be issued or delivered or, if issued or delivered, will have any validity whatsoever until and unless it has been signed or authenticated in the manner provided in Section 8.5 hereof.

(f) To make service and publication of all notices that may be necessary or proper. In case of the absence, disability, refusal, or neglect of the secretary to make service or publication of any notices, then such notices may be served and/or published by the chief executive officer, the president or a vice president, or by any person thereunto authorized by any of them or by the Board of Directors or by the holders of a majority of the outstanding shares of HP.

(g) Generally to do and perform all such duties as pertain to the office of secretary and as may be required by the Board of Directors.

5.12 CHIEF FINANCIAL OFFICER. The powers and duties of the chief financial officer are:

(a) To supervise the corporate-wide treasury functions and financial reporting to external bodies.

(b) To have the custody of all funds, securities, evidence of indebtedness and other valuable documents of HP and, at the chief financial officer's discretion, to cause any or all thereof to be deposited for account of HP at such depositary or depositaries as may be designated from time to time by the Board of Directors or the chairman of the Board of Directors or the chief executive officer, or as the chief financial officer deems appropriate.

(c) To receive or cause to be received, and to give or cause to be given, receipts and acceptances for monies paid in for the account of HP.

(d) To disburse, or cause to be disbursed, all funds of HP subject to such limits as may be directed by the Board of Directors, the chairman of the board or the chief executive officer, taking proper vouchers for such disbursements.

(e) To render to the chief executive officer and to the Board of Directors, whenever they may require, accounts of all transactions and of the financial condition of HP.

(f) Generally to do and perform all such duties as pertain to the office of chief financial officer and as may be required by the Board of Directors.

## ARTICLE VI

## INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS. HP will indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of HP (or any predecessor) or is or was serving at the request of HP (or any predecessor) as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (or any predecessor of any of such entities), including service with respect to employee benefit plans maintained or sponsored by HP (or any predecessor), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in the third paragraph of this Section 6.1, HP will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section 6.1 will be a contract right and, in accordance with and subject to the provisions of Section 6.4, will include the right to be paid by HP the expenses incurred in defending any such proceeding in advance of its final disposition.

To obtain indemnification under this Section 6.1, a claimant will submit to the secretary of HP a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the preceding sentence, a determination, if required by applicable law, with respect to the claimant's entitlement thereto will be made as follows: (i) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (ii) if no request is made by the claimant for a determination by Independent Counsel, (A) by the Board of Directors by a majority vote of Disinterested Directors (as hereinafter defined), even though less than a quorum or (B) if there are no Disinterested Directors or if the Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which will be delivered to the claimant, or (C) by a majority vote of a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, or (D) if a majority of the Disinterested Directors so direct, by the stockholders of HP. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Board of Directors will select Independent Counsel unless there has occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a "Change of Control" (as hereinafter defined), in which case the claimant will select Independent Counsel unless the claimant requests that the Board of Directors makes such selection. If it is so determined that the claimant is entitled to indemnification, HP will pay within ten (10) days after such determination.

If HP does not pay in full a claim for indemnification under this Section 6.1 within thirty (30) days after a written claim pursuant to the preceding paragraph of this Section 6.1 has been received by HP, the claimant may at any time thereafter bring suit against HP to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such claim. It will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to HP) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware for HP to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on HP. Neither the failure of HP (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by HP (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

If a determination is made pursuant to this Section 6.1 that the claimant is entitled to indemnification, HP will be bound by such determination in any judicial proceeding commenced pursuant to the preceding paragraph of this Section 6.1. HP will be precluded from asserting in any judicial proceeding commenced pursuant to the third paragraph of this Section 6.1 that the procedures and presumptions of this Article VI are not valid, binding and enforceable and will stipulate in such proceeding that HP is bound by all the provisions of this Article VI. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 6.1 will not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal or modification of this Article VI will in any way diminish or adversely affect the rights of any director, officer, employee or agent of HP hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

6.2 INDEMNIFICATION OF OTHERS. HP will have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than present and former directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred or suffered in connection with any proceeding, arising by reason of the fact that such person is or was an employee or agent of HP. For purposes of this Section 6.2, an "employee" or "agent" of HP (other than a director or officer) includes any person (i) who is or was an employee or agent of HP, (ii) who is or was serving at the request of HP as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of HP or of another enterprise at the request of such predecessor corporation. To obtain indemnification under this Section 6.2, a claimant will submit to the secretary of HP a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant will be granted indemnification.

6.3 INSURANCE. HP may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of HP, or is or was serving at the request of HP as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not HP would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

6.4 EXPENSES. HP will advance to any person eligible for indemnification pursuant to Section 6.1 hereof, and may advance to any person eligible for indemnification pursuant to Section 6.2 hereof, prior to the final disposition of the proceeding, all expenses reasonably incurred by any such person in connection with defending such proceeding, upon receipt of a request therefor and an undertaking by or on behalf of such person to repay such amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise, such advances to be paid by HP within twenty (20) days after the receipt by HP of a statement or statements from the claimant requesting such advance or advances from time to time. Notwithstanding the foregoing, HP will not be required to advance expenses in connection with any proceeding (or part thereof) initiated by any person unless the proceeding was authorized in advance by the Board of Directors of HP.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.5, HP will not advance or continue to advance expenses to any person (except by reason of the fact that such person is or was a director of HP in which event this paragraph will not apply) in any proceeding if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of Disinterested Directors, even though less than a quorum (ii) if there are no Disinterested Directors or the Disinterested Directors so direct, by Independent Counsel in a written opinion or (iii) by a majority vote of a committee of Disinterested Directors designated by a majority vote of Disinterested Directors, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of HP.

6.5 NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VI will not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. HP is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the General Corporation Law of Delaware.

6.6 SURVIVAL OF RIGHTS. The rights conferred on any person by this Article VI will continue as to a person who has ceased to be a director, officer, employee or other agent and will inure to the benefit of the heirs, executors and administrators of such a person.

6.7 AMENDMENTS. Any repeal or modification of this Article VI will only be prospective and will not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of HP.

6.8 SEVERABILITY. If any provision or provisions of this Article VI will be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, each portion of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) will not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable) will be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

6.9 NOTICE. Any notice, request or other communication required or permitted to be given to HP under this Article VI will be in writing and either delivered in person or sent by confirmed telecopy, electronic mail, overnight mail or courier service, or certified or registered mail, postage or charges prepaid, return copy requested, to the secretary of HP and will be effective only upon receipt by the secretary.

6.10 DEFINITIONS. For the purpose of this Article VI, a "Change of Control" will mean:

(1) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 20% or more of either (i) the then outstanding shares of common stock of HP (the "Outstanding Corporation Common Stock") or (ii) the combined voting power of the then outstanding voting securities of HP entitled to vote generally in the election of directors (the "Outstanding Corporation Voting Securities"). Notwithstanding the foregoing, for purposes of this part (1), the following acquisitions will not constitute a Change of Control: (i) any acquisition directly from HP or any acquisition from other stockholders where (A) such acquisition was approved in advance by the Board of Directors of HP, and (B) such acquisition would not constitute a Change of Control under the first sentence of part (1) of this definition, (ii) any acquisition by HP, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by HP or any corporation controlled by HP, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of the second sentence of part (1) of this definition; or

(2) individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors; or

(3) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of HP (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals

and entities who were the beneficial owners, respectively, of the Outstanding Corporation Common Stock and Outstanding HP Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of HP resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns HP or all or substantially all of HP's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding HP Common Stock and Outstanding HP Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of HP or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the Board of Directors of HP resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination; or

(4) approval by the stockholders of a complete liquidation or dissolution of HP.

For purposes of this Bylaw:

"Disinterested Director" will mean a director of HP who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

"Independent Counsel" will mean a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and will include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either HP or the claimant in an action to determine the claimant's rights under this Article VI.

## ARTICLE VII

## RECORDS AND REPORTS

7.1 MAINTENANCE AND INSPECTION OF RECORDS. HP will, either at its principal executive office or at such place or places as designated by the Board of Directors or the secretary, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

Any stockholder of record or beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person, in person or by attorney or other agent, will, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose HP's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. In every instance where the stockholder is other than a record holder of stock in HP, the demand under oath will state the person's status as a stockholder, be accompanied by documentary evidence of beneficial ownership of the stock and state that such documentary evidence is a true and correct copy of what it purports to be. A proper purpose will mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath will be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath will be directed to HP at its registered office in Delaware or to the secretary of HP at HP's principal place of business. For purposes of this Section 7.1, "under oath" will include statements the declarant affirms to be true under penalty of perjury under the laws of the United States or any state thereof.

7.2 INSPECTION BY DIRECTORS. Any director will have the right to examine HP's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his or her position as a director. The burden of proof will be upon HP to establish that the inspection such director seeks is for an improper purpose. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order HP to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

7.3 REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The chief executive officer or any other officer of HP who serves on the Board of Directors of another entity at the request of or with the approval of HP or who is otherwise duly authorized may vote, represent, and exercise on behalf of HP all rights incident to any and all shares or other equity interest of any other entity or corporations standing in the name of HP; provided, however, that the granting of any proxy in connection with an annual meeting of stockholders of any such entity will be subject to prior review by the secretary or assistant secretary of HP, and, provided further, that the granting of any proxy in connection with an annual meeting of stockholders of any entity in which an HP employee benefit plan is a stockholder will be determined by the Investment Review Committee of HP or its delegate. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by such person having the authority.

## ARTICLE VIII

## GENERAL MATTERS

8.1 RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING. For purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix a record date, which will not be more than sixty (60) days before any such action, and which record date will not precede the date upon which the resolution fixing the record date is adopted. In that case, only stockholders of record at the close of business on the date so fixed are entitled to receive the dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of HP after the record date so fixed, except as otherwise provided in the Certificate of Incorporation, by these Bylaws, by agreement or by law.

If the Board of Directors does not so fix a record date, then the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the applicable resolution.

8.2 CHECKS; DRAFTS; EVIDENCES OF INDEBTEDNESS. From time to time, the Board of Directors or its delegate will determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to HP, and only the persons so authorized will sign or endorse those instruments.

8.3 CORPORATE CONTRACTS AND INSTRUMENTS; HOW EXECUTED. The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of HP; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors, provided in these Bylaws or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind HP by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.4 FISCAL YEAR. The fiscal year of HP will begin on the first day of November of each year and end on the last day of October of the following year.

8.5 STOCK CERTIFICATES. There will be issued to each holder of fully paid shares of the capital stock of HP a certificate or certificates for such shares, if so requested by the holder (in the absence of such request, shares may be issued in book-entry form). To the extent required by the General Corporation Law of the State of Delaware, every holder of shares of HP will be entitled to have a certificate signed by, or in the name of HP by, the president and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of HP representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by HP with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

8.6 SPECIAL DESIGNATION ON CERTIFICATES. If HP is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights will be set forth in full or summarized on the face or back of the certificate that HP will issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that HP will issue to represent such class or series of stock a statement that HP will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.7 LOST CERTIFICATES. HP, directly or through its transfer or exchange agent, may issue a new share certificate or new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and HP, directly or through its transfer or exchange agent, may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give HP a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as appropriate.

8.8 CONSTRUCTION; DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware will govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.9 PROVISIONS CONTRARY TO PROVISIONS OF LAW. Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which upon being construed in the manner provided in Section 8.9 hereof, is contrary to or inconsistent with any applicable provisions of law, will not apply so long as such provisions of law remain in effect, but such result will not affect the validity or applicability of any other portions of these Bylaws, it being hereby declared that these Bylaws would have been adopted and each article, section, subsection, subdivision, sentence, clause or phrase thereof, irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

8.10 NOTICES. Any reference in these Bylaws to the time a notice is given or sent means, unless otherwise expressly provided, the time a written notice by mail is deposited in the United States mails, postage prepaid; or the time any other written notice is personally delivered to the recipient or is delivered to a carrier for transmission, or actually transmitted by the person giving the notice by facsimile, electronic mail or other electronic means, to the recipient; or the time any oral notice is communicated, in person or by telephone, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

8.11 REMOTE COMMUNICATION. For the purposes of these Bylaws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) HP will implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) HP will implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholder, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, HP or its agent will maintain a record of such vote or other action.

8.12 ELECTRONIC TRANSMISSION. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

8.13 STOCKHOLDER RIGHTS PLAN. HP will seek stockholder approval prior to its adoption of a Rights Plan, unless the Board of Directors, in the exercise of its fiduciary duties, determines that, under the circumstances existing at the time, it is in the best interests of the stockholders of HP to adopt or extend a Rights Plan without delay. If a Rights Plan is adopted or extended by the Board of Directors without prior stockholder approval, such plan must provide that it will expire unless ratified by the stockholders of HP within one year of adoption. For purposes of this bylaw, the term "Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of HP, designed to assist the Board of Directors in responding to unsolicited takeover proposals and significant stock accumulations in a manner that facilitates the exercise of the Board of Directors' fiduciary responsibilities to stockholders of HP by conferring certain rights on them upon the occurrence of a "triggering event" such as a tender offer or third party acquisition of a specified percentage of stock.

## ARTICLE IX

## AMENDMENTS

The Bylaws of HP may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that HP may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal bylaws upon the directors; and, provided further, that any proposal by a stockholder to amend these Bylaws will be subject to the provisions of Article II and Article VI hereof. The fact that such power has been so conferred upon the directors will not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws. Notwithstanding the foregoing, amendment or deletion of all or any portion of Article II hereof, Section 3.2 hereof, Section 3.3 hereof, Section 3.4 hereof, Section 6.1 and 6.4 hereof or this

Article IX by the stockholders of HP will require the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares entitled to vote thereon.

Amended and restated effective ~~September 20~~November ___, 2007.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

November 25, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Hewlett-Packard Company (HPQ)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**William Steiner**

Ladies and Gentlemen:

The text of the Rule 14a-8 proposal states:

**3 – Special Shareholder Meetings**

RESOLVED, shareholders ask our board of directors to amend our bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting.

There is no call-out in the above text for the company to add important and vaguely worded exclusions, and for which the company would have great freedom to interpret the vaguely worded exclusions.

It is clear that this company exception is vague and all-encompassing:
"... if the Board determines, in good faith, that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting."

Arguably there is no conceivable business that would fall outside this exception. Thus there would effectively be no right to call a special meeting according to proposed future bylaw Amendment which was supposed to happen on November 15, 2007.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

William Steiner
Charles N. Charnas <Charles.Charnas@hp.com>
Corporate Secretary

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

RECEIVED
2007 DEC -4 PM 3:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 4, 2007

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 38126-00456

***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of William Steiner Represented by John Chevedden*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On November 2, 2007, we submitted a letter (the "No-Action Request") on behalf of our client, Hewlett-Packard Company ("HP"), notifying the staff of the Division of Corporation Finance (the "Staff") that HP intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from William Steiner, who has appointed John Chevedden to be his representative for all issues pertaining to the Proposal (the "Proponent"). The Proposal requests that HP's Board of Directors (the "Board") amend the "bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting."

## BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2008 Proxy Materials because the Board would be considering an amendment to its Amended and Restated Bylaws that would substantially implement the Proposal. We write supplementally to:

- confirm that at a meeting on November 15, 2007, the Board approved an amendment to its Amended and Restated Bylaws to allow the holders of at least 25% of HP stock to cause the Board to call a special meeting of stockholders (the "Bylaw Amendment," filed with the SEC as an exhibit to the Current Report on Form 8-K on November 19, 2007, and attached hereto as Exhibit A); and

- respond to the correspondence dated November 25, 2007 from the Proponent regarding the Proposal (the "Response"), a copy of which is attached hereto as Exhibit B.

**BYLAW AMENDMENT**

The Bylaw Amendment adopted by the Board on November 15, 2007, differs in one respect from the proposed bylaw amendment referenced in the No-Action Request. Specifically, the proposed bylaw amendment granted the Board discretion to determine whether the specific business requested to be addressed at the proposed special meeting either will be included in an upcoming annual meeting within 90 days or had been included in an annual or special meeting within the past 12 months. Under the adopted Bylaw Amendment, however, Board is granted discretion only to determine whether the specific business requested to be addressed at the proposed special meeting will be included in an upcoming annual meeting within 90 days.

**ANALYSIS**

As we discussed in more detail in the No-Action Request, Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the "essential objective" of the proposal. *See, e.g., Kroger Co.* (avail. Apr. 11, 2007); *General Motors Corp.* (avail. Apr. 5, 2006); *Lowes Cos., Inc.* (avail. Mar. 21, 2005).

The Bylaw Amendment substantially implements the Proposal and, accordingly, the Proposal may be excluded from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, the Bylaw Amendment provides that a special meeting of stockholders shall be called by the Board upon the request of the holders of not less than 25% of all shares of HP stock entitled to vote on the matter or matters to be brought before the proposed special meeting. *See* Exhibit A. The Proposal requests that the Board amend HP's "bylaws and/or charter to give holders of 25%" of HP's stock the power to call a special meeting of stockholders. Thus, the "essential objective" of the Proposal is to permit the holders of 25% of HP's stock to cause a meeting of stockholders to be held, which the stockholders were not empowered to do prior to the Board's adoption of the Bylaw Amendment. Consequently, the Bylaw Amendment substantially implements the essential objective of the Proposal by permitting the holders of at least 25% of HP's stock to cause a meeting of the stockholders to be held.

The only difference between the Proposal and the Bylaw Amendment is the limited circumstance under which the Board will not call a special meeting of stockholders under the Bylaw Amendment—when the Board in good faith determines that the specific business requested to be addressed at the proposed special meeting will be addressed at an upcoming annual meeting within ninety (90) days. This narrow circumstance was included in the Bylaw Amendment to avoid the costs and burdens on HP and its stockholders associated with holding a special meeting to consider the same specific business that is about to be considered (within 90 days) at an annual meeting and to allow HP the time necessary to arrange for a special meeting (e.g. preparing and mailing proxy materials). The Board, in adherence to its fiduciary responsibilities to HP's stockholders, is responsible for conserving company resources and costs when possible and for seeing that stockholders receive full and fair disclosure concerning matters to be considered at a stockholders' meeting.

This narrow circumstance also avoids asking stockholders to consider repeatedly the same specific business within a short span of time (specifically, 90 days). The Commission, in adopting various substantive bases for the exclusion of stockholder proposals, has noted similar concerns with stockholders having to consider the same issues repeatedly. For example, the Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). The Commission offered a similar reason for adopting Rule 14a-8(i)(11), which allows the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In the 1976 Release, the Commission noted that the purpose of the exclusion was to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals . . . ." Similarly, the HP Board is seeking to avoid asking stockholders to consider the same specific business at a special meeting of stockholders that will be addressed at an upcoming annual meeting within the next 90 days.

In his Response, the Proponent expresses concern that the "exception [referenced in the No-Action Request] is vague and all-encompassing" and that "there is no conceivable business that would fall outside this exception." It appears that the Proponent's concern has been addressed because, as noted above, the Bylaw Amendment adopted by the Board eliminates the Board's discretion not to call a special meeting if the business was previously addressed at an annual or special meeting of stockholders within the past 12 months. Accordingly, the only matter that the Board can consider under the Bylaw Amendment is whether the "specific business" requested to be addressed at the special meeting will be addressed at an upcoming annual meeting of the stockholders within 90 days. The inclusion in the Bylaw Amendment of the phrase "specific business" and the requirement that the Board act in "good faith" significantly limit any Board discretion. Moreover, the language in the Bylaw Amendment that the Proponent references is not an "exception" to the right of stockholders to call a special meeting, but simply a matter of timing.

This matter of timing is analogous to the situation in several no-action letters in which the Staff has concurred under Rule 14a-8(i)(10) that a company has substantially implemented a proposal when the Board has altered the time period for the action requested in the proposal. For example, several poison pill stockholder proposals have requested that companies subject any future poison pills to a stockholder vote "as soon as possible," such as "within four months." Many of the companies that received these poison pill proposals already had poison pill bylaws or policies in place, which provided that any poison pill adopted by the board of directors without prior stockholder approval would expire within one year if not approved by stockholders (also known as a "sunset provision"). The Staff consistently has concurred that companies could exclude such proposals where the proposals differ from a company's bylaws or policies only with regard to the time period in which the poison pill must be submitted to a stockholder vote. *See, e.g., Honeywell International Inc.* (avail. Jan. 31, 2007) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that any poison pill be put to a stockholder vote "as soon as possible" and "within 4-months" where the company already had a poison pill policy with a sunset provision in place, even though the proposal's supporting statement indicated that "[i]t is essential that a sunset provision not be used as an escape clause from a shareholder vote"). *See also Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005). Similarly, the Staff has permitted exclusion of stockholder proposals seeking to declassify a company's board of directors "expeditiously" when the company has determined to phase-in the declassification over a period of years. *See, e.g., Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10, 2005).

Similar to the no-action letters cited above, the only difference between the Bylaw Amendment and the Proposal is one of timing, relating to whether a special meeting will be held if the specific business requested to be addressed will be addressed at an upcoming annual meeting of stockholders within 90 days. This distinction is analogous to the distinction between "four months" and "one year" in the poison pill no-action letters cited above and to the timing of board declassification also cited above. Thus, for the reasons set forth above and in the No-Action Request, HP believes that the Bylaw Amendment substantially implements the Proposal and that the Proposal may therefore be excluded from HP's 2008 Proxy Materials under Rule 14a-8(i)(10).

**CONCLUSION**

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if HP excludes the Proposal from its 2008 Proxy Materials for the reasons set forth above. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. HP hereby agrees to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to HP only.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can provide any additional information or be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or David Ritenour, HP's Senior Counsel, at (650) 857-3059.

Sincerely,



Amy L. Goodman

ALG/jlk
Enclosures

cc: David Ritenour, Hewlett-Packard Company
John Chevedden

100329232_5.DOC

**EXHIBIT A**

Exhibit 99.1

AMENDED AND RESTATED

BYLAWS

OF

HEWLETT-PACKARD COMPANY
(A DELAWARE CORPORATION)

ARTICLE I

CORPORATE OFFICES

1.1 REGISTERED OFFICE. The registered office of Hewlett-Packard Company ("HP") will be fixed in the Certificate of Incorporation of HP.

1.2 OTHER OFFICES. The Board of Directors may at any time establish branch or subordinate offices at any place or places where HP is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS. Meetings of stockholders will be held at any place within or outside the State of Delaware designated by the Board of Directors. In lieu of holding a stockholders' meeting at a designated place, the Board of Directors, in its sole discretion, may determine that any stockholders' meeting may be held solely by means of remote communication. In the absence of any such designation, stockholders' meetings will be held at the registered office of HP.

2.2 ANNUAL MEETING.

(a) The annual meeting of stockholders will be held each year on a date and at a time designated by the Board of Directors or its delegate. At the meeting, directors will be elected, and any other proper business may be transacted.

(b) At an annual meeting of the stockholders, only such business will be conducted as will have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder of record at the time of giving notice provided for in these Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.2.

(c) For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of HP. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of HP (A) not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting, or (B) not less than the later of the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which HP first sent or gave its proxy statement to stockholders for the preceding year's annual meeting, whichever period described in clause (A) or (B) of this sentence first occurs; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the anniversary date of the previous year's annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to the annual meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to the annual meeting and (y) the tenth (10) day following the date on which public announcement of the date of such meeting is first made. For purposes of this Section 2.2, a "public announcement" will mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by HP with the Securities and Exchange Commission, or in a notice pursuant to the applicable rules of an exchange on which the securities of HP are listed. In no event will the public announcement of an adjournment of a stockholders meeting commence a new time period for the giving of a stockholder's notice as described above.

(d) A stockholder's notice to the secretary will set forth as to each matter the stockholder proposes to bring before the annual meeting: (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on HP's books, of the stockholder proposing such business, (3) the class and number of shares of HP which are owned by the stockholder, including shares beneficially owned and shares held of record, (4) any material interest of the stockholder in such business, and (5) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his or her capacity as a proponent of a stockholder proposal.

Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for an annual meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business will be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2.2. The chairman of the annual meeting may determine and declare, if the facts warrant, at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 2.2, and, if he or she should so determine, he or she will so declare at the meeting that any such business not properly brought before the meeting will not be transacted.

(e) Only persons who are nominated in accordance with the procedures set forth in this paragraph (e) will be eligible for election as directors. Nominations of persons for election to the Board of Directors of HP may be made at an annual meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of record of HP at the time of giving notice provided for in these Bylaws, who is entitled to vote in the election of directors at the annual meeting and who complies with the notice procedures set forth in this Section 2.2.

(f) Such nominations, other than those made by or at the direction of the Board of Directors, will be made pursuant to timely notice in writing to the secretary of HP in accordance with the provisions of paragraph (c) of this Section 2.2. Such stockholder's notice will set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of HP which are owned by such person, and including shares beneficially owned and shares held of record, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (d) of this Section 2.2; and (iii) a written statement executed by such nominee acknowledging that, as a director of such corporation, such person will owe a fiduciary duty, under the General Corporation Law of the State of Delaware, exclusively to HP and its stockholders. At the request of the Board of Directors or the chairman of the Board of Directors, any person nominated by a stockholder for election as a director will furnish to the secretary of HP that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person will be eligible for election as a director of HP unless nominated in accordance with the procedures set forth in this paragraph (f).

(g) The chairman of the meeting may determine and declare, if the facts warrant, at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and in such event the defective nomination will be disregarded.

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2.3 SPECIAL MEETING.

(a) A special meeting of the stockholders may be called at any time by the Board of Directors, or by any of the following persons with the concurrence of a majority of the Board of Directors: the chairman of the Board of Directors, or the chief executive officer or the secretary, but such special meetings may not be called by any other person or persons except as provided in Section 3.4 below.

(b) A special meeting of stockholders shall be called by the Board of Directors upon written request to the secretary of one or more record holders of shares of stock of HP representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth: (1) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (2) the name and address, as they appear on HP's books, of each stockholder requesting the special meeting, (3) the class and number of shares of HP which are owned by each stockholder requesting the special meeting, including shares beneficially owned and shares held of record, and (4) any material interest of each stockholder in the business desired to be brought before the special meeting. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(c) Only such business will be considered at a special meeting of stockholders as will have been stated in the notice for such meeting.

2.4 ORGANIZATION. Meetings of stockholders shall be presided over by the chairman of the Board of Directors, if any, or in his or her absence by a person designated by the Board of Directors, or, in the absence of a person so designated by the Board of Directors, by the chief executive officer, or in his or her absence by the chief financial officer, or in his or her absence by the secretary, if any, or in his or her absence by a chairman chosen at the meeting by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote thereat. The secretary, or in his or her absence, an assistant secretary, or, in the absence of the secretary and all assistant secretaries, a person whom the chairman of the meeting will appoint will act as secretary of the meeting and keep a record of the proceedings thereof.

The Board of Directors of HP will be entitled to make such rules or regulations for the conduct of meetings of stockholders as it will deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting will have the right and authority to prescribe such rules, regulations and

Source: HEWLETT PACKARD CO, 8-K, November 19, 2007

procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of HP and their duly authorized and constituted proxies, and such other persons as the chairman will permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

2.5 NOTICE OF STOCKHOLDERS' MEETINGS. All notices of meetings of stockholders will be sent or otherwise given in accordance with Section 2.6 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice will specify the place (if any), date, and hour of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the Board of Directors, at the time of giving the notice, intends to present for action by the stockholders (but any matter properly may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected will include the name of any nominee or nominees who, at the time of the notice, the Board of Directors intends to present for election. Any previously scheduled meeting of the stockholders may be postponed, and, except for meetings of stockholders called by the Board of Directors pursuant to paragraph (b) of Section 2.3 of these Bylaws (which meetings may be cancelled only on the terms provided in paragraph (b) of Section 2.3 of these Bylaws) or if the Certificate of Incorporation otherwise provides, any meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

2.6 MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE. Notice of any meeting of stockholders will be given either personally, by mail, express mail, courier service or, with the actual or constructive consent of the stockholder entitled to receive such notice, by facsimile, electronic mail or other means of electronic transmission. If sent by mail, express mail or courier service, such notice will be sent postage or charges prepaid and will be addressed to the stockholder at the address of that stockholder appearing on the books of HP or given by the stockholder to HP for the purpose of notice, and such notice will be deemed to have been given. Notice given by electronic transmission pursuant to this subsection will be deemed given: (a) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has actually or constructively consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has actually or constructively consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice, and (4) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the mailing or other means of giving any notice of any stockholders' meeting, executed by the secretary, assistant secretary or any transfer agent or mailing agent of HP giving the notice, will be prima facie evidence of the giving of such notice or report.

2.7 QUORUM. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or the Certificate of Incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairman of the meeting or (ii) the stockholders by the vote of the holders of a majority of the stock present in person or represented by proxy at the meeting, will have power to adjourn the meeting from time to time in accordance with Section 2.8, each without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy will decide any matter properly brought before such meeting, unless (i) the matter is one upon which, by express provision of the laws of the State of Delaware or of the Certificate of Incorporation or these Bylaws, a vote of a different number or voting by classes is required, in which case such express provision will govern and control the decision of the matter, or (ii) the matter is brought pursuant to the rules of an exchange upon which the securities of HP are listed, in which case such rules will determine the vote required.

If a quorum be initially present, the stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.8 ADJOURNED MEETING; NOTICE. Any meeting of stockholders, annual or special, whether or not a quorum is present, may be adjourned for any reason from time to time by either (i) the chairman of the meeting or (ii) the stockholders by the vote of the holders of a majority of the stock represented at the meeting, either in person or by proxy. In the absence of a quorum, no other business may be transacted at that meeting except as provided in Section 2.7 of these Bylaws.

When any meeting of stockholders, either annual or special, is adjourned to another time or place (if any), notice need not be given of the adjourned meeting if the time and place, if any thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. However, if a new record date for the adjourned meeting is fixed or if the adjournment is for more than thirty (30) days from the date set for the original meeting, then notice of the adjourned meeting will be given. Notice of any such adjourned meeting will be given to each stockholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.5 and 2.6 of these Bylaws. At any adjourned meeting HP may transact any business which might have been transacted at the original meeting.

2.9 VOTING. The stockholders entitled to vote at any meeting of stockholders will be determined in accordance with the provisions of Section 2.12 of these Bylaws.

Except as may be otherwise provided in the Certificate of Incorporation, by these Bylaws or as required by law, each stockholder will be entitled to one vote for each share of capital stock registered in such stockholder's name on the books of HP on the record date fixed for determination of stockholders entitled to vote at such meeting.

Any stockholder entitled to vote on any matter may vote part of such stockholder's shares in favor of the proposal and refrain from voting part or all of such stockholder's remaining shares or, except when the matter is the election of directors and plurality voting applies, may vote part or all of them against the proposal; but if the stockholder fails to specify the number of shares which the stockholder is voting affirmatively, it will be conclusively presumed that the stockholder's vote is with respect to all shares which the stockholder is entitled to vote.

2.10 VALIDATION OF MEETINGS; WAIVER OF NOTICE; CONSENT. The transactions of any meeting of stockholders, either annual or special, however called and noticed, and wherever held, will be as valid as though they had been taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy.

Attendance by a person at a meeting also will constitute a waiver of notice of and presence at that meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice of the meeting but not so included, if that objection is expressly made at the meeting.

2.11 ACTION BY WRITTEN CONSENT. Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof having a preference over the Common Stock as to dividends or upon liquidation, any action required or permitted to be taken by the stockholders of HP must be effected at a duly called annual or special meeting of stockholders of HP and may not be effected by any consent in writing by such stockholders.

2.12 RECORD DATE FOR STOCKHOLDER NOTICE; VOTING; GIVING CONSENTS. For purposes of determining the stockholders entitled to notice of any meeting or to vote thereat, the Board of Directors may fix, a record date, which will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and will not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting, and in such event only stockholders of record on the date so fixed are entitled to notice and to vote, notwithstanding any transfer of any shares on the books of HP after the record date, except as otherwise provided in the Certificate of Incorporation, by these Bylaws, by agreement or by applicable law.

If the Board of Directors does not so fix a record date, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors will fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

The record date for any other purpose will be as provided in Section 8.1 of these Bylaws.

2.13 PROXIES. Every person entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more agents authorized by a written proxy, which may be in the form of a facsimile or other means of electronic transmission, signed by the person and submitted to the secretary of HP or HP's proxy solicitor, but no such proxy will be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy will be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile signature or otherwise) by the stockholder or the stockholder's attorney-in-fact or, in the case of an electronically transmitted proxy, the submission has been properly authorized. A duly executed proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by submitting another duly executed proxy bearing a later date with the secretary.

A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, written notice of such death or incapacity is received by HP.

2.14 INSPECTORS OF ELECTION. Before any meeting of stockholders, the Board of Directors will appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors will be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any stockholder or a stockholder's proxy will, appoint a person to fill that vacancy.

Such inspectors will:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity of proxies;

(b) receive votes and ballots;

(c) hear and determine all challenges and questions in any way arising in connection with the votes and ballots submitted that may be resolved by an inspector of elections during a review and challenge process; and

(d) count and tabulate all votes and ballots.

The inspectors of election will perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

## ARTICLE III

## DIRECTORS

3.1 POWERS. Subject to the provisions of the General Corporation Law of Delaware and to any limitations in the Certificate of Incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of HP will be managed and will be exercised by or under the direction of the Board of Directors. In addition to the powers and authorities these Bylaws expressly confer upon them, the Board of Directors may exercise all such powers of HP and do all such lawful acts and things as are not by the General Corporation Law of Delaware or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

3.2 NUMBER. The authorized number of directors will be not less than eight (8) nor more than seventeen (17). Within such limits, the exact number of directors will be ten (10).

3.3 ELECTION AND TERM OF OFFICE OF DIRECTORS. Except as provided in Section 3.4 of these Bylaws, at each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the succeeding annual meeting of stockholders after their election, with each director to hold office until such director's successor will have been duly elected and qualified or until his or her earlier resignation or removal.

Directors need not be stockholders unless so required by the Certificate of Incorporation or by these Bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, will hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Election of directors at all meetings of the stockholders at which directors are to be elected will be by ballot.

Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, that the directors shall be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors and cast in the election of directors at any meeting of stockholders for which (i) the secretary of HP receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 2.2 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date HP first mails its notice of meeting for such meeting to the stockholders. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

3.4 RESIGNATION AND VACANCIES. Any director may resign effective upon giving notice in writing or by electronic transmission to the chairman of the Board of Directors, the chief executive officer, the secretary or the entire Board of Directors, unless the notice specifies a later time for that resignation to become effective; provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. If the resignation of a director is effective at a future time, the Board of Directors, including such resigning director, may elect a successor to take office when the resignation becomes effective. Acceptance of such resignation shall not be necessary to make it effective.

Unless otherwise provided in the Certificate of Incorporation or by these Bylaws, vacancies on the Board of Directors may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; however, a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the voting power of shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the required quorum). Each director so elected will hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified or until his or her earlier resignation or removal.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Any directors chosen pursuant to this Section 3.4 will hold office for a term expiring at the next annual meeting of stockholders and until such director's successor will have been duly elected and qualified or until such director's earlier resignation or removal.

If at any time, by reason of death or resignation or other cause, HP should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the then outstanding shares having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election will be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5 REMOVAL. Unless otherwise restricted by statute or by the Certificate of Incorporation, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that, if and so long as stockholders of HP are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.

3.6 PLACE OF MEETINGS; MEETINGS BY TELEPHONE. Regular meetings of the Board of Directors may be held at any place within or outside the State of Delaware that has been designated from time to time by resolution of the Board of Directors. In the absence of such a designation, regular meetings will be held at any place within or outside the State of Delaware that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of HP. Special meetings of the Board of Directors may be held at any place within or outside the State of Delaware that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of HP.

Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in the meeting can hear one another; and all such directors shall be deemed to be present in person at the meeting.

3.7 REGULAR MEETINGS. Regular meetings of the Board of Directors may be held without notice if the times of such meetings are fixed by the Board of Directors.

3.8 SPECIAL MEETINGS; NOTICE. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the Board of Directors, the chief executive officer, the secretary or a majority of the members of the Board of Directors then in office.

The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings. The chairman of the Board of Directors, the chief executive officer, secretary or any assistant secretary or their delegates will give notice of any special meeting to each director personally or by telephone to each director or sent by mail, express mail, courier service, confirmed facsimile, electronic mail or other means of electronic transmission, postage or charges prepaid, addressed to each director at that director's address as it is shown on the records of HP or if the address is not readily ascertainable, notice will be addressed to the director at the city or place in which the meetings of directors are regularly held. If the notice is by mail, such notice will be deposited in the United States mail at least four (4) days prior to the time set for such meeting. If the notice is by express mail or courier service, such notice will be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours prior to the time set for such meeting. If the notice is by facsimile transmission, electronic mail or other means of electronic transmission, such notice will be deemed adequately delivered when the notice is transmitted a reasonable time prior to the time set for such meeting. If the notice is by telephone or by hand delivery, such notice will be deemed adequately delivered when the notice is given a reasonable time (which need not be more than twenty-four hours and may be less depending upon the circumstances) prior to the time set for such meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director whom the person giving the notice has reason to believe will promptly communicate it to the director. If the meeting is to be held at the principal executive office of HP, the notice need not specify the place of the meeting. Moreover, a notice of meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a meeting.

3.9 QUORUM. A majority of the authorized number of directors will constitute a quorum for the transaction of business, except to fill vacancies in the Board of Directors as provided in Section 3.4 and to adjourn as provided in Section 3.11 of these Bylaws. Every act or decision done or made by a majority of the directors present at a duly held meeting at which a quorum is present will be regarded as the act of the Board of Directors, subject to the provisions of the Certificate of Incorporation and applicable law.

A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of enough directors to leave less than a quorum.

3.10 WAIVER OF NOTICE. Notice of a meeting need not be given to any director (i) who provides a written or electronic waiver of notice or a consent to holding the meeting or who approves the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such directors. If waiver of notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though taken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present who did not receive notice of such meeting provides a written or electronic waiver of notice pursuant to this Section 3.10. A waiver of notice need not specify the purpose of any regular or special meeting of the Board of Directors.

3.11 ADJOURNMENT. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

3.12 NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given if announced unless the meeting is adjourned for more than twenty-four (24) hours. If the meeting is adjourned for more than twenty-four (24) hours, then notice of the time and place of the adjourned meeting will be given before the adjourned meeting takes place, in the manner specified in Section 3.8 of these Bylaws, to the directors who were not present at the time of the adjournment.

3.13 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, provided that all members of the Board of Directors individually or collectively provide written or electronic consent to that action; provided however, that, if such consent is effected by electronic transmission, such electronic transmission was authorized by the director. Such action by written consent will have the same force and effect as a unanimous vote of the Board of Directors. Such written consent and any counterparts thereof will be filed with the minutes of the proceedings of the Board of Directors.

3.14 ORGANIZATION. Meetings of the Board of Directors will be presided over by the chairman of the Board of Directors, if any. In his or her absence, the lead independent director will preside over meetings of the Board of Directors. In the absence of the chairman of the Board of Directors and the lead independent director, a majority of the directors present at the meeting, assuming a quorum, will designate a president pro tem of the meeting who, if any such person be present, will be a chairman of a committee of the Board of Directors and who will preside at the meeting. The secretary, or in his or her absence the assistant secretary, will act as secretary of the meeting, but in the absence of such persons the chairman of the meeting may appoint any person to act as secretary of the meeting.

3.15 FEES AND COMPENSATION OF DIRECTORS. Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board of Directors. This Section 3.15 will not be construed to preclude any director from serving HP in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.16 EXECUTIVE SESSION. It is the intent of the Board of Directors that the members of the Board of Directors who are not employees of HP will confer in executive session at least three times per year. Such directors may confer in additional executive sessions from time to time throughout the year, as determined by a majority of such directors. The executive sessions shall be presided over by a lead independent director, selected by a majority of such independent directors, as determined by HP's independence standards.

## ARTICLE IV

## COMMITTEES

4.1 COMMITTEES OF DIRECTORS. The Board of Directors may designate one (1) or more committees, each consisting of one (1) or more directors, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any committee, unless limited by resolution of the Board of Directors or any applicable laws or listing standards, will have all the authority of the Board of Directors, but no such committee will have the power or authority to (i) approve or adopt or recommend to the stockholders any action or matter (other than the election or removal of directors) that requires the approval of the stockholders under applicable law or (ii) adopt, amend or repeal any Bylaw of HP.

4.2 MEETINGS AND ACTION OF COMMITTEES. Meetings and actions of committees will be governed by, and held and taken in accordance with, the provisions of Article III of these Bylaws, Section 3.6 (place of meetings; meetings by telephone), Section 3.7 (regular meetings), Section 3.8 (special meetings; notice), Section 3.9 (quorum), Section 3.10 (waiver of notice), Section 3.11 (adjournment), Section 3.12 (notice of adjournment), and Section 3.13 (action by written consent), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors, and that notice of special meetings of committees will also be given to all alternate members, who will have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

4.3 EXECUTIVE COMMITTEE. In the event that the Board of Directors appoints an executive committee, such executive committee, in all cases in which specific directions to the contrary have not been given by the Board of Directors, will have and may exercise, during the intervals between the meetings of the Board of Directors, all the powers and authority of the Board of Directors in the management of the business and affairs of HP (except as provided in Section 4.1 hereof) in such manner as the executive committee may deem in the best interests of HP.

## ARTICLE V

## OFFICERS AND CHAIRMAN OF THE BOARD

5.1 OFFICERS. The officers of HP shall consist of a chief executive officer, a chief financial officer, one or more vice presidents, a secretary, one or more assistant secretaries, who will be elected by the Board of Directors and such other officers, including but not limited to a president and a treasurer, as the Board of Directors deems expedient, who will be elected in such manner and hold their offices for such terms as the Board of Directors may prescribe. Any two of such offices may be held by the same person. The Board of Directors may designate one or more elected vice presidents as executive vice presidents or senior vice presidents, and the chief executive officer may designate one or more elected vice presidents as senior vice presidents. The Board of Directors may from time to time designate the chief executive officer, president or any executive vice president as the chief operating officer of HP.

5.2 APPOINTMENT OF OFFICERS. In addition to officers elected by the Board of Directors in accordance with Sections 5.1 and 5.3, HP may have one or more appointed vice presidents. Such appointed vice presidents may be appointed by the Board of Directors, the chairman of the Board of Directors or the chief executive officer and will have such duties as may be established by the Board of Directors, the chairman of the Board of Directors or the chief executive officer. The Board of Directors may designate one or more appointed vice presidents as executive vice presidents or senior vice presidents, and the chief executive officer may designate one or more appointed vice presidents as senior vice presidents. Vice presidents appointed pursuant to this Section 5.2 may be removed in accordance with Section 5.5.

5.3 ELECTION OF SECTION 16 OFFICERS BY BOARD OF DIRECTORS. The Board of Directors will designate officers for purposes of Section 16 of the 1934 Act ("Section 16 Officers").

5.4 TERMS OF OFFICE AND COMPENSATION. The term of office of each of such executive officers will be fixed and determined by the Board of Directors and may be altered by the Board of Directors from time to time at its pleasure, subject to the rights, if any, of such executive officers under any contract of employment. The compensation of such executive officers shall be determined by the HR and Compensation Committee of the Board of Directors in consultation with the full Board of Directors, as appropriate.

5.5 REMOVAL; RESIGNATION OF OFFICERS AND VACANCIES. Any officer of HP may be removed at the pleasure of the Board of Directors at any meeting or at the pleasure of any officer who may be granted such power by a resolution of the Board of Directors. Any officer may resign at any time upon written or electronic notice to HP without prejudice to the rights, if any, of HP under any contract to which the officer is a party; provided that, if such notice is given by electronic transmission, such transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the officer. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If any vacancy occurs in any office of HP the Board of Directors may elect a successor to fill such vacancy for the remainder of the unexpired term and until a successor is duly chosen and qualified.

5.6 CHAIRMAN OF THE BOARD. The chairman of the Board of Directors, who may be an officer of HP, will, if present, preside at meetings of the Board of Directors and stockholders; and may call meetings of the stockholders and also of the Board of Directors to be held, subject to the limitations prescribed by law or by these Bylaws, at such times and at such places as the chairman of the Board of Directors may deem proper. The chairman of the Board of Directors will exercise and perform such other duties as may from time to time be agreed to by the Board of Directors. The chairman of the Board of Directors will report to the Board of Directors.

5.7 CHAIRMAN OF EXECUTIVE COMMITTEE. The chairman of the executive committee, if there be one, will have other powers and be subject to such duties as the Board of Directors may from time to time prescribe.

5.8 CHIEF EXECUTIVE OFFICER. The powers and duties of the chief executive officer are:

(a) To have and provide general supervision, direction and control of HP's business and its officers;

(b) To call meetings of the Board of Directors to be held, subject to the limitations prescribed by law or by these Bylaws, at such times and at such places as the chief executive officer deems proper;

(c) To affix the signature of HP to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing ("Contracts") which have been authorized by the Board of Directors or which, in the judgment of the chief executive officer, should be executed on behalf of HP;

(d) To delegate the power to affix the signature of HP to Contracts to other officers of HP; and

(e) To have such other powers and be subject to such other duties as the Board of Directors may from time to time prescribe.

In case of the disability or death of the chief executive officer, the Board of Directors will meet promptly to confer the powers of the chief executive officer on another elected officer. Until the Board of Directors takes such action, the chief financial officer will exercise all the powers and perform all the duties of the chief executive officer.

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5.9 PRESIDENT. Subject to the discretion of the Board of Directors to elect or not elect a president and to the supervisory powers of the chief executive officer in the event of such election, the president, if any, will act in a general executive capacity and will assist the chief executive officer in the administration and operation of HP's business and general supervision of its policies and affairs. The president will have the power to sign certificates for shares of stock of HP. The president will have the power to affix the signature of HP to all Contracts unless otherwise limited by HP policy or by the Board of Directors or the chief executive officer. The president will have such other powers and be subject to such other duties as the Board of Directors or the chairman of the Board of Directors or the chief executive officer may from time to time prescribe.

5.10 VICE PRESIDENTS. Vice Presidents may be elected by the Board of Directors or appointed pursuant to Section 5.2. Elected vice presidents will have the power to affix the signature of HP to all Contracts, unless otherwise limited by HP policy or by the Board of Directors or the officer to whom such elected vice president directly or indirectly reports. Elected vice presidents will have such other powers and perform such other duties as may be granted or prescribed by the Board of Directors.

Vice presidents appointed pursuant to Section 5.2 will have such powers and duties as may be fixed in accordance with Section 5.2, except that such appointed vice presidents may not exercise the powers and duties of the chief executive officer or president.

5.11 SECRETARY. The powers and duties of the secretary are:

(a) To keep a book of minutes at the principal office of HP, or such other place as the Board of Directors may order, of all meetings of its directors and stockholders with the time and place of such meetings, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof.

(b) To keep the seal of HP and affix the same to all instruments which may require it.

(c) To keep or cause to be kept at the principal executive office of HP, or at the office of the transfer agent or agents, a share register, or duplicate share registers, showing the names of the stockholders and their addresses, the number of and classes of shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(d) To keep a supply of certificates for shares of HP, to fill in all certificates issued, and to make a proper record of each such issuance; provided, that so long as HP will have one or more duly appointed and acting transfer agents or exchange agents with respect to the shares, or any class or series of shares, of HP, such duties with respect to such shares will be performed by such agent or agents.

(e) To transfer upon the share books of HP any and all shares of HP; provided, that so long as HP will have one or more duly appointed and acting transfer agents or exchange agents with respect to the shares, or any class or series of shares, of HP, such duties with respect to such shares will be performed by such agent or agents, and the method of transfer of each certificate will be subject to the reasonable regulations of the agent to which the certificate is presented for transfer, and also, if HP then has one or more duly appointed and acting agents, to the reasonable regulations of the agent to which the new certificate is presented for registration; and provided, further that no certificate for shares of stock will be issued or delivered or, if issued or delivered, will have any validity whatsoever until and unless it has been signed or authenticated in the manner provided in Section 8.5 hereof.

(f) To make service and publication of all notices that may be necessary or proper. In case of the absence, disability, refusal, or neglect of the secretary to make service or publication of any notices, then such notices may be served and/or published by the chief executive officer, the president or a vice president, or by any person thereunto authorized by any of them or by the Board of Directors or by the holders of a majority of the outstanding shares of HP.

(g) Generally to do and perform all such duties as pertain to the office of secretary and as may be required by the Board of Directors.

5.12 CHIEF FINANCIAL OFFICER. The powers and duties of the chief financial officer are:

(a) To supervise the corporate-wide treasury functions and financial reporting to external bodies.

(b) To have the custody of all funds, securities, evidence of indebtedness and other valuable documents of HP and, at the chief financial officer's discretion, to cause any or all thereof to be deposited for account of HP at such depositary or depositaries as may be designated from time to time by the Board of Directors or the chairman of the Board of Directors or the chief executive officer, or as the chief financial officer deems appropriate.

(c) To receive or cause to be received, and to give or cause to be given, receipts and acceptances for monies paid in for the account of HP.

(d) To disburse, or cause to be disbursed, all funds of HP subject to such limits as may be directed by the Board of Directors, the chairman of the board or the chief executive officer, taking proper vouchers for such disbursements.

(e) To render to the chief executive officer and to the Board of Directors, whenever they may require, accounts of all transactions and of the financial condition of HP.

(f) Generally to do and perform all such duties as pertain to the office of chief financial officer and as may be required by the Board of Directors.

## ARTICLE VI

## INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

6.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS. HP will indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of HP (or any predecessor) or is or was serving at the request of HP (or any predecessor) as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (or any predecessor of any of such entities), including service with respect to employee benefit plans maintained or sponsored by HP (or any predecessor), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in the third paragraph of this Section 6.1, HP will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section 6.1 will be a contract right and, in accordance with and subject to the provisions of Section 6.4, will include the right to be paid by HP the expenses incurred in defending any such proceeding in advance of its final disposition.

To obtain indemnification under this Section 6.1, a claimant will submit to the secretary of HP a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the preceding sentence, a determination, if required by applicable law, with respect to the claimant's entitlement thereto will be made as follows: (i) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (ii) if no request is made by the claimant for a determination by Independent Counsel, (A) by the Board of Directors by a majority vote of Disinterested Directors (as hereinafter defined), even though less than a quorum or (B) if there are no Disinterested Directors or if the Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which will be delivered to the claimant, or (C) by a majority vote of a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, or (D) if a majority of the Disinterested Directors so direct, by the stockholders of HP. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Board of Directors will select Independent Counsel unless there has occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a "Change of Control" (as hereinafter defined), in which case the claimant will select Independent Counsel unless the claimant requests that the Board of Directors makes such selection. If it is so determined that the claimant is entitled to indemnification, HP will pay within ten (10) days after such determination.

If HP does not pay in full a claim for indemnification under this Section 6.1 within thirty (30) days after a written claim pursuant to the preceding paragraph of this Section 6.1 has been received by HP, the claimant may at any time thereafter bring suit against HP to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such claim. It will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to HP) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware for HP to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on HP. Neither the failure of HP (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by HP (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

If a determination is made pursuant to this Section 6.1 that the claimant is entitled to indemnification, HP will be bound by such determination in any judicial proceeding commenced pursuant to the preceding paragraph of this Section 6.1. HP will be precluded from asserting in any judicial proceeding commenced pursuant to the third paragraph of this Section 6.1 that the procedures and presumptions of this Article VI are not valid, binding and enforceable and will stipulate in such proceeding that HP is bound by all the provisions of this Article VI. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 6.1 will not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal or modification of this Article VI will in any way diminish or adversely affect the rights of any director, officer, employee or agent of HP hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

6.2 INDEMNIFICATION OF OTHERS. HP will have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than present and former directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred or suffered in connection with any proceeding, arising by reason of the fact that such person is or was an employee or agent of HP. For purposes of this Section 6.2, an "employee" or "agent" of HP (other than a director or officer) includes any person (i) who is or was an employee or agent of HP, (ii) who is or was serving at the request of HP as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of HP or of another enterprise at the request of such predecessor corporation. To obtain indemnification under this Section 6.2, a claimant will submit to the secretary of HP a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant will be granted indemnification.

6.3 INSURANCE. HP may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of HP, or is or was serving at the request of HP as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not HP would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

6.4 EXPENSES. HP will advance to any person eligible for indemnification pursuant to Section 6.1 hereof, and may advance to any person eligible for indemnification pursuant to Section 6.2 hereof, prior to the final disposition of the proceeding, all expenses reasonably incurred by any such person in connection with defending such proceeding, upon receipt of a request therefor and an undertaking by or on behalf of such person to repay such amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise, such advances to be paid by HP within twenty (20) days after the receipt by HP of a statement or statements from the claimant requesting such advance or advances from time to time. Notwithstanding the foregoing, HP will not be required to advance expenses in connection with any proceeding (or part thereof) initiated by any person unless the proceeding was authorized in advance by the Board of Directors of HP.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.5, HP will not advance or continue to advance expenses to any person (except by reason of the fact that such person is or was a director of HP in which event this paragraph will not apply) in any proceeding if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of Disinterested Directors, even though less than a quorum (ii) if there are no Disinterested Directors or the Disinterested Directors so direct, by Independent Counsel in a written opinion or (iii) by a majority vote of a committee of Disinterested Directors designated by a majority vote of Disinterested Directors, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of HP.

6.5 NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VI will not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. HP is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the General Corporation Law of Delaware.

6.6 SURVIVAL OF RIGHTS. The rights conferred on any person by this Article VI will continue as to a person who has ceased to be a director, officer, employee or other agent and will inure to the benefit of the heirs, executors and administrators of such a person.

6.7 AMENDMENTS. Any repeal or modification of this Article VI will only be prospective and will not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of HP.

6.8 SEVERABILITY. If any provision or provisions of this Article VI will be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, each portion of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) will not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable) will be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

6.9 NOTICE. Any notice, request or other communication required or permitted to be given to HP under this Article VI will be in writing and either delivered in person or sent by confirmed telecopy, electronic mail, overnight mail or courier service, or certified or registered mail, postage or charges prepaid, return copy requested, to the secretary of HP and will be effective only upon receipt by the secretary.

6.10 DEFINITIONS. For the purpose of this Article VI, a "Change of Control" will mean:

(1) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 20% or more of either (i) the then outstanding shares of common stock of HP (the "Outstanding Corporation Common Stock") or (ii) the combined voting power of the then outstanding voting securities of HP entitled to vote generally in the election of directors (the "Outstanding Corporation Voting Securities"). Notwithstanding the foregoing, for purposes of this part (1), the following acquisitions will not constitute a Change of Control: (i) any acquisition directly from HP or any acquisition from other stockholders where (A) such acquisition was approved in advance by the Board of Directors of HP, and (B) such acquisition would not constitute a Change of Control under the first sentence of part (1) of this definition, (ii) any acquisition by HP, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by HP or any corporation controlled by HP, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of the second sentence of part (1) of this definition; or

(2) individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors; or

(3) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of HP (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Corporation Common Stock and Outstanding HP Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of HP resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns HP or all or substantially all of HP's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding HP Common Stock and Outstanding HP Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of HP or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the Board of Directors of HP resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination; or

(4) approval by the stockholders of a complete liquidation or dissolution of HP.

For purposes of this Bylaw:

"Disinterested Director" will mean a director of HP who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

"Independent Counsel" will mean a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and will include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either HP or the claimant in an action to determine the claimant's rights under this Article VI.

ARTICLE VII

RECORDS AND REPORTS

7.1 MAINTENANCE AND INSPECTION OF RECORDS. HP will, either at its principal executive office or at such place or places as designated by the Board of Directors or the secretary, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

Any stockholder of record or beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person, in person or by attorney or other agent, will, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose HP's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. In every instance where the stockholder is other than a record holder of stock in HP, the demand under oath will state the person's status as a stockholder, be accompanied by documentary evidence of beneficial ownership of the stock and state that such documentary evidence is a true and correct copy of what it purports to be. A proper purpose will mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath will be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath will be directed to HP at its registered office in Delaware or to the secretary of HP at HP's principal place of business. For purposes of this Section 7.1, "under oath" will include statements the declarant affirms to be true under penalty of perjury under the laws of the United States or any state thereof.

7.2 INSPECTION BY DIRECTORS. Any director will have the right to examine HP's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his or her position as a director. The burden of proof will be upon HP to establish that the inspection such director seeks is for an improper purpose. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order HP to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

7.3 REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The chief executive officer or any other officer of HP who serves on the Board of Directors of another entity at the request of or with the approval of HP or who is otherwise duly authorized may vote, represent, and exercise on behalf of HP all rights incident to any and all shares or other equity interest of any other entity or corporations standing in the name of HP; provided, however, that the granting of any proxy in connection with an annual meeting of stockholders of any such entity will be subject to prior review by the secretary or assistant secretary of HP, and, provided further, that the granting of any proxy in connection with an annual meeting of stockholders of any entity in which an HP employee benefit plan is a stockholder will be determined by the Investment Review Committee of HP or its delegate. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by such person having the authority.

ARTICLE VIII

GENERAL MATTERS

8.1 RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING. For purposes of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix a record date, which will not be more than sixty (60) days before any such action, and which record date will not precede the date upon which the resolution fixing the record date is adopted. In that case, only stockholders of record at the close of business on the date so fixed are entitled to receive the dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of HP after the record date so fixed, except as otherwise provided in the Certificate of Incorporation, by these Bylaws, by agreement or by law.

If the Board of Directors does not so fix a record date, then the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the applicable resolution.

8.2 CHECKS; DRAFTS; EVIDENCES OF INDEBTEDNESS. From time to time, the Board of Directors or its delegate will determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to HP, and only the persons so authorized will sign or endorse those instruments.

8.3 CORPORATE CONTRACTS AND INSTRUMENTS; HOW EXECUTED. The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of HP; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors, provided in these Bylaws or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind HP by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.4 FISCAL YEAR. The fiscal year of HP will begin on the first day of November of each year and end on the last day of October of the following year.

8.5 STOCK CERTIFICATES. There will be issued to each holder of fully paid shares of the capital stock of HP a certificate or certificates for such shares, if so requested by the holder (in the absence of such request, shares may be issued in book-entry form). To the extent required by the General Corporation Law of the State of Delaware, every holder of shares of HP will be entitled to have a certificate signed by, or in the name of HP by, the president and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of HP representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by HP with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

8.6 SPECIAL DESIGNATION ON CERTIFICATES. If HP is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights will be set forth in full or summarized on the face or back of the certificate that HP will issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that HP will issue to represent such class or series of stock a statement that HP will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.7 LOST CERTIFICATES. HP, directly or through its transfer or exchange agent, may issue a new share certificate or new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and HP, directly or through its transfer or exchange agent, may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give HP a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as appropriate.

8.8 CONSTRUCTION; DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the General Corporation Law of Delaware will govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.9 PROVISIONS CONTRARY TO PROVISIONS OF LAW. Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which upon being construed in the manner provided in Section 8.9 hereof, is contrary to or inconsistent with any applicable provisions of law, will not apply so long as such provisions of law remain in effect, but such result will not affect the validity or applicability of any other portions of these Bylaws, it being hereby declared that these Bylaws would have been adopted and each article, section, subsection, subdivision, sentence, clause or phrase thereof, irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

8.10 NOTICES. Any reference in these Bylaws to the time a notice is given or sent means, unless otherwise expressly provided, the time a written notice by mail is deposited in the United States mails, postage prepaid; or the time any other written notice is personally delivered to the recipient or is delivered to a carrier for transmission, or actually transmitted by the person giving the notice by facsimile, electronic mail or other electronic means, to the recipient; or the time any oral notice is communicated, in person or by telephone, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

8.11 REMOTE COMMUNICATION. For the purposes of these Bylaws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) HP will implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) HP will implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholder, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, HP or its agent will maintain a record of such vote or other action.

8.12 ELECTRONIC TRANSMISSION. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

8.13 STOCKHOLDER RIGHTS PLAN. HP will seek stockholder approval prior to its adoption of a Rights Plan, unless the Board of Directors, in the exercise of its fiduciary duties, determines that, under the circumstances existing at the time, it is in the best interests of the stockholders of HP to adopt or extend a Rights Plan without delay. If a Rights Plan is adopted or extended by the Board of Directors without prior stockholder approval, such plan must provide that it will expire unless ratified by the stockholders of HP within one year of adoption. For purposes of this bylaw, the term "Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of HP, designed to assist the Board of Directors in responding to unsolicited takeover proposals and significant stock accumulations in a manner that facilitates the exercise of the Board of Directors' fiduciary responsibilities to stockholders of HP by conferring certain rights on them upon the occurrence of a "triggering event" such as a tender offer or third party acquisition of a specified percentage of stock.

## ARTICLE IX

## AMENDMENTS

The Bylaws of HP may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that HP may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal bylaws upon the directors; and, provided further, that any proposal by a stockholder to amend these Bylaws will be subject to the provisions of Article II and Article VI hereof. The fact that such power has been so conferred upon the directors will not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws. Notwithstanding the foregoing, amendment or deletion of all or any portion of Article II hereof, Section 3.2 hereof, Section 3.3 hereof, Section 3.4 hereof, Section 6.1 and 6.4 hereof or this Article IX by the stockholders of HP will require the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares entitled to vote thereon.

Amended and restated effective November 15, 2007

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Created by 10KWizard www.10KWizard.com

**EXHIBIT B**

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

November 25, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Hewlett-Packard Company (HPQ)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**William Steiner**

Ladies and Gentlemen:

The text of the Rule 14a-8 proposal states:

**3 – Special Shareholder Meetings**

RESOLVED, shareholders ask our board of directors to amend our bylaws and/or charter to give holders of 25% or less of our outstanding common stock, in compliance with applicable law, the power to call a special shareholder meeting.

There is no call-out in the above text for the company to add important and vaguely worded exclusions, and for which the company would have great freedom to interpret the vaguely worded exclusions.

It is clear that this company exception is vague and all-encompassing:
"... if the Board determines, in good faith, that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting."

Arguably there is no conceivable business that would fall outside this exception. Thus there would effectively be no right to call a special meeting according to proposed future bylaw Amendment which was supposed to happen on November 15, 2007.

For the above reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

William Steiner
Charles N. Charnas <Charles.Charnas@hp.com>
Corporate Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 10, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Hewlett-Packard Company (HPQ)**
**# 2 Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**William Steiner**

Ladies and Gentlemen:

The Hewlett-Packard December 4, 2007 supplement is a failure in explaining or giving an example on how this vague and all-encompassing exception could purportedly be "narrow:" "... if the Board determines, in good faith, that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting."

The company does not even give a definition of "addressed" in its bylaw amendment. Does "addressed" mean that if an employee simply asked a 10-word question on a particular topic at the previous annual meeting, that the topic is thus deemed "addressed" and precluded from being the subject of a special meeting.

Hewlett-Packard repeats "narrow" or "limited" but gives no example of how the above all-encompassing exception could possibly work out to be "narrow." The empty thrust of the company argument is unsupported assertions of "narrow" or "limited" and repetition of these unsupported assertions.

There is no methodology, criteria or formula given or mandated for the board to decide, under this formal bylaw amendment, "that the specific business requested to be addressed at the proposed special meeting has recently been addressed or is about to be addressed at another stockholder meeting."

Thus the company "notwithstanding the foregoing" clause is merely the means to subtract everything, or almost everything, that the remainder of bylaw amendment grants.

Additionally the company does give any remedy if 25% or more of shareholders declare that what "Board determines, in good faith" is not in good faith.

The company does not explain why it has not adopted the topic of this proposal in a manner similar to this simple and effective section in the Southwest Airlines Co. (LUV) bylaws:

Section 3. *Special Meetings:* Special meetings of the shareholders may be called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon written request, stating the purpose or purposes therefor, by a majority of the whole Board of Directors or by the holders of at least ten (10) percent (or such greater percentage not exceeding a majority as may be specified in the Articles of Incorporation) of all of the shares entitled to vote at the meeting.

The company does not give one example of a company getting hammered by shareholders calling for a special meeting that was simply for a repetition of a topic that was thoroughly reviewed at a previous annual meeting.

For the above reasons and the reasons in the November 25, 2007 response it is respectfully requested that concurrence not be granted to the company on the purported basis of substantial implementation. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Charles N. Charnas <Charles.Charnas@hp.com>
Corporate Secretary

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 11, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Hewlett-Packard Company
Incoming letter dated November 2, 2007

The proposal asks the board of directors to amend the bylaws and/or charter to give holders of 25% or less of the outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Heather L. Maples
Special Counsel

**END**